UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             SINO CLEAN ENERGY INC.
            --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                   82936G 101
                           ---------------------------
                                 (CUSIP Number)

                              Kevin K. Leung, Esq.
                             Richardson & Patel LLP
                       10900 Wilshire Boulevard, Suite 500
                          Los Angeles, California 90024
                                 (310) 208-1182
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 18, 2007
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 82936G 101
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Baowen Ren
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)   |_|
      (b)   |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*
      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e) |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      People's Republic of China
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                       7     SOLE VOTING POWER

                             27,991,699 (1)

                 ---------------------------------------------------------------
NUMBER OF              8     SHARED VOTING POWER
SHARES
BENEFICIALLY                 --
OWNED BY
EACH             ---------------------------------------------------------------
REPORTING              9     SOLE DISPOSITIVE POWER
PERSON WITH
                             27,991,699 (1)

                 ---------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             --
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      27,991,699
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33.06% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
(1) Based on approximately 84,681,750 shares of the Company's common stock deemed outstanding on September 19, 2007. The increase in the number of shares also reflects additional shares received by the reporting person pursuant to Company's three for one (3-for-1) forward stock split that became effective on August 15, 2007.

         This statement constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on October 30, 2006 by Baowen Ren with respect to the common stock, par value $0.001 per share (the "Common Stock), of Sino Clean Energy Inc., a Nevada corporation (the "Issuer").

Item 1.  Security and Issuer.

         Item 1 is hereby amended and replaced in full by the following:

         This statement relates to the common stock, $0.001 par value of Sino Clean Energy, Inc. (formerly known as China West Coal Energy Inc. and formerly known as Endo Networks, Inc.), a Nevada corporation (the "Company"). The address of the Company's principal executive office is Room 2205, Suite A, Zhengxin Bldg., No.5, Gaoxin 1st Road, Gao Xin District, Xi'an, Shaanxi Province, People's Republic of China.

Item 5.  Interest in Securities of the Company.

         Item 5(a) is hereby amended and replaced in full by the following:

         (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2 is 27,991,699 and 33.06%, respectively.

         Item (c) is hereby amended to add the following:

         (c) On September 18, 2007, 800,000 of Baowen Ren's shares in the Company's common stock par value $0.001, were transferred to certain non-U.S. persons in a transfer that was exempt from registration under Regulation S of the Securities Act of 1933, as amended, at a purchase price of $0.20 per share and pursuant to Baowen Ren's instructions to the Company's transfer agent, dated August 31, 2007. Mr. Ren and all of the transferee shareholders were located in the People's Republic of China at the time of such transfer.


            [The remained of this page is left blank intentionally.]

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.







Date: September 20, 2007                   /s/ Baowen Ren
                                           ----------------------------------
                                           Baowen Ren